

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2012

<u>Via E-Mail</u>
Mr. Bradley J. Blacketor
Chief Financial Officer
Gold Resource Corporation
2886 Carriage Manor Point
Colorado Springs, Colorado 80906

      Re: **Gold Resource Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2011
                Filed February 29, 2012
                File No. 001-34857

Dear Mr. Blacketor:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Melissa N. Rocha for

                                Tia L. Jenkins
                                Senior Assistant Chief Accountant
                                Office of Beverages, Apparel, and Mining